Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

July 7, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of HealthCare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
Form 8-K dated February 9, 2016
Filed February 9, 2016
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the "Company" or "Regeneron") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter dated June 23, 2016, with respect to the above-referenced Form 10-K and Form 8-K (collectively, the "Filings"). Capitalized terms not otherwise defined in this letter have the respective meanings given to such terms in the Company's letter to the Staff dated May 23, 2016 (the "Prior Response"). Set forth below in bold are the headings and text of the Staff's comments followed by the Company's response.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
3. Collaboration Agreements
a. Sanofi
Immuno-Oncology, page F-16

1. Please refer to your response to our prior comment 3. Address each of the following in order to further support a conclusion that the IO Collaboration and the amended Antibody Collaboration are not in substance one new arrangement:

•	You indicate that:

◦
the reductions in funding pursuant to the amended Antibody Discovery Agreement from $160 million in each of 2015, 2016, and 2017 to $145 million, $130 million, and $130 million, respectively, were not considered to be a significant modification relative to Sanofi's overall funding obligations under the Antibody Discovery Agreement;

◦
the $75 million of aggregate funding from the Antibody Collaboration used to reimburse the Company for a portion of its IO Discovery program costs is not material to the total anticipated funding under the IO Collaboration; and

◦
although IO product candidates and products will no longer be within the scope of the Antibody Collaboration, the broad deliverables under the agreements governing the Antibody Collaboration have not changed - i.e., the Company will still be identifying and developing targets, providing research and development and manufacturing services, etc., as originally required.

Explain to us why each of the above bullets is a factor in concluding that the IO Collaboration and the amended Antibody Collaboration should not be accounted for together.

Response:

As noted in the Prior Response, the Company concluded that the amendments to the Antibody Collaboration were not a material modification of the existing Antibody Discovery Agreement or Antibody License and Collaboration Agreement with Sanofi, and that the IO Collaboration and the Antibody Collaboration should not be accounted for together as a single new arrangement. The considerations noted above support the Company's conclusion for the following reasons:

•
Pursuant to the Antibody Discovery Agreement, Sanofi had committed to fund up to a total of approximately $1.4 billion for research and preclinical development activities conducted under this agreement. Given the reduction in the scope of research activities under the Antibody Collaboration (as further described below), the Antibody Discovery Agreement was amended to reduce the $1.4 billion of aggregate funding by a total of $75 million (spread over a three-year period). This reduction represents approximately 5% of Sanofi's overall funding obligation under the Antibody Discovery Agreement. In addition to the $1.4 billion, Sanofi has an obligation to reimburse the Company for development costs incurred under the Antibody License and Collaboration Agreement, which is also significant - for example, in 2015, Sanofi's reimbursement of the Company's antibody research and development expenses under such agreement was approximately $590 million. This reimbursement obligation provides additional support for the view that the $75 million aggregate reduction in Sanofi's funding obligation was immaterial to the arrangement and did not constitute a significant modification of the Antibody Collaboration arrangement. Further, in light of the $1.09 billion in aggregate funding available under the IO Discovery and Development Agreement to reimburse the Company for research and development costs under the IO Discovery program, the Company did not consider $75 million to be material to the total anticipated funding by Sanofi under the IO Discovery and Development Agreement either. Sanofi also has an obligation to reimburse the Company for development costs incurred under the IO License and Collaboration Agreement and such amounts are anticipated to be substantial; this further supports the view that the $75 million aggregate reduction was immaterial to the IO Collaboration.

•
The amendments to the Antibody Discovery Agreement and the Antibody License and Collaboration Agreement did not change the activities conducted or the deliverables under the Antibody Collaboration. Although certain potential research molecules will no longer be within the scope of the Antibody Collaboration, the Company will continue to: identify and validate conventional antibody targets (typically cell surface receptors and ligands that interact with cell surface receptors); discover and conduct preclinical development of antibodies that bind to these targets through the filing of an Investigational New Drug application (IND); and present such antibody product candidates to Sanofi for "opt in" prior to initiation of clinical trials. For each product candidate for which Sanofi "opts in", the Company and Sanofi will continue to conduct clinical development and manufacturing, and potentially commercialization, of such product candidates pursuant to the Antibody License and Collaboration Agreement. These activities and deliverables were not altered in any way by the amendments to the Antibody Discovery Agreement and the Antibody License and Collaboration Agreement. While the Company and Sanofi will continue to conduct the same discovery and development activities under the existing Antibody Collaboration, the new IO Collaboration will have a different scientific and technological focus and, therefore, was structured differently, as described below.

•
You also indicate as a factor for not concluding that the IO Collaboration and the amended Antibody Collaboration should not be accounted for together that there were no discounts provided to Sanofi in the new IO Collaboration agreements. Since the IO Collaboration was negotiated when you already had a significant contract with Sanofi (i.e. the Antibody Collaboration) and at the same time as the amended Antibody Collaboration, provide us support for your assertion that no discounts were provided.

Response:

The Company considered the following factors in reaching such conclusion:

•
The prices at which the Company charges Sanofi (i.e., the FTE rate) for research and development activities pursuant to the IO Collaboration are consistent with those the Company utilizes in its other collaborative arrangements, including the Antibody Collaboration. Specifically, under the terms of the IO Collaboration, Sanofi reimburses the Company for out-of-pocket costs, FTE costs, and manufacturing costs (as defined in the agreements).

•
While Sanofi has made a significant commitment to fund the discovery and early development of IO antibody product candidates and, for candidates for which it exercises its option, to fund half of the cost of clinical development, the Company retains significant control and final say in many instances over collaboration activities, including development and commercialization strategy and execution for certain collaboration product candidates and products.

•
The Company's internal analyses and assessments prepared during the course of the negotiation of the IO Collaboration, as well as the Company's discussions with other third parties prior to agreeing on economic terms for the Sanofi IO Collaboration (and the Company's analysis of such terms as compared to the potential Sanofi agreement).

•
Demonstrate to us that the different elements within the IO Collaboration are not closely interrelated or interdependent in terms of design, technology, or function to elements in the amended Antibody Collaboration, and vice versa. Address as part of your response to this bullet that IO product candidates have been moved from the Antibody Collaboration to the IO Collaboration.

Response:

The Company's conclusion is supported by the following factors:

•
New and distinct scientific approaches and technologies for IO Collaboration. The significant differences between the IO Collaboration and the Antibody Collaboration include novel and distinct scientific approaches and technologies that will be utilized by the Company to identify IO targets and to develop IO antibody product candidates. Under the existing Antibody Collaboration, the Company identifies and validates conventional antibody targets (typically cell surface receptors and ligands that interact with cell surface receptors) and discovers and develops product candidates to these targets. Under the IO Collaboration, the Company will discover, develop and, potentially, commercialize therapies that attempt to treat cancer by stimulating a patient’s immune system to mount an immune response and eradicate the cancer cells. This might be accomplished by modulating cells (or cellular pathways) that act to inhibit the patient's immune system from sensing and reacting to the presence of cancer cells or by actively inducing and stimulating an immune response in patients to eradicate the cancer cells. In addition, in the IO Collaboration, Regeneron will utilize a broader range of proprietary technologies that it has developed (including technologies that it has developed in recent years outside of the Antibody Collaboration) in the discovery of immuno-oncology targets and the research and development of IO antibody product candidates. For example, in the IO Discovery and Development Agreement, the Company will employ its proprietary bi-specific antibody technology to discover and develop antibody therapeutics that bind simultaneously to both cancer cells and cytotoxic T-cells, thereby harnessing the properties of T-cells to "kill" cancer cells with high specificity. Furthermore, the use of certain of these technologies in the Antibody Collaboration would require additional payments by Sanofi if utilized (and no such payments have been received to date).

•
Different focus of IO Collaboration. Another significant difference between the existing Antibody Collaboration and the new IO Collaboration the Company considered is the broad therapeutic focus of the Antibody Collaboration and the comparatively narrow focus of the IO Collaboration. Under the Antibody Collaboration, the parties are conducting activities in a broad range of therapeutic areas. The IO Collaboration is narrowly focused on the discovery, development and, if regulatory approval is received, commercialization of IO antibodies, which are antibodies intended to treat only cancer diseases through a specific mechanistic approach. Specifically, an IO antibody is an antibody that has a primary mode of action of modifying a human immune response for the purpose of treating cancer. As such, targets to be identified, researched, and discovered under the IO Collaboration are much more specific to a sole indication area than those under the Antibody Collaboration.

•
Separation of targets and product candidates. Any IO product candidates previously being researched under the terms of the Antibody Collaboration (all of which were in pre-clinical development) were transferred to the IO Collaboration upon execution of the IO Agreement. Subsequent to the execution of the IO Collaboration, the Company's discovery activities to identify and validate potential drug discovery targets in the field of immuno-oncology and develop fully human monoclonal antibodies against these targets will now be performed as part of the IO Collaboration.

•
Different approaches regarding development timing, opt-in structure, and development control. The IO Discovery Agreement and IO License and Collaboration Agreement were designed specifically in anticipation of the clinical development of IO antibodies. In structuring the IO Collaboration, the parties anticipated that the timelines for the clinical development of IO antibodies and relevant regulatory requirements might facilitate the determination of clinical proof-of-concept more quickly than for other antibodies being developed under the Antibody

Collaboration. Therefore, the Company will conduct clinical development and will progress product candidates through a proof-of-concept clinical study (which is typically Phase 2), at which stage Sanofi may "opt-in". This is a significant difference from the Antibody Collaboration in which Sanofi’s "opt-in" decision is prior to the initiation of clinical studies. The Company therefore has significantly more control over the clinical development of product candidates and significantly more responsibility under the IO Collaboration than the Antibody Collaboration. In addition, the Company will be conducting a range of activities under the IO Discovery Program that are not included in the Antibody Discovery Program, including clinical translational studies, Phase 1 and Phase 2 clinical trials, and the development of companion diagnostics for use with IO Discovery Program Antibodies.

•
Separate and distinct governance structures. The collaborations are governed by separate joint committees that hold separate meetings to discuss each collaboration's activities and progress. In addition, the responsibilities of the joint research committee under the Antibody Discovery Agreement are significantly different from the responsibilities of the corresponding committee under the IO Discovery and Development Agreement. Under the Antibody Discovery Agreement, the joint research committee provides guidance and makes decisions about which antibody targets to validate and research. In contrast, under the IO Discovery and Development Agreement, the Company reports to Sanofi periodically on its progress in conducting the IO Discovery Program; however, Regeneron has final decision-making authority regarding which potential IO targets to validate and research, and in which types of cancer, and subsequently how to develop therapeutic antibodies that recruit the immune system to target and attack such types of cancer (including how to design clinical trials) through clinical proof-of-concept.

•	Demonstrate to us that one or more elements in the amended Antibody Collaboration are not essential to the functionality of any elements in the IO Collaboration, and vice versa.

Response:

The functional separation between the Antibody Collaboration and the IO Collaboration is supported by the lack of interdependencies between the Antibody Collaboration and the IO Collaboration. Specifically, each of these collaborations could stand on its own, exist, and function independently of the other collaboration. Furthermore, each of these collaborations could be terminated or expire without impacting the terms or activities conducted under the remaining collaboration. These two collaborations also have different expiration dates: the Antibody Discovery Agreement expires in 2017 (subject to Sanofi's option to extend certain antibody development and preclinical activities relating to selected program targets or antibodies for up to an additional three years after 2017) and the IO Discovery and Development Agreement will continue through the later of July 2020 or the date the IO Discovery Budget is exhausted, subject to Sanofi’s option to extend it for up to an additional three years for the continued development (and funding) of selected ongoing programs. The functional separation between the two collaborations is further supported by the points described in the Company's responses to the other comments above.

Form 8-K filed February 9, 2016
Exhibit 99.1
Table 3

2. Please refer to your response to our prior comment 5. Since you assert that your non-GAAP net income and non-GAAP net income per share are measures of operating performance, we do not believe it is appropriate to adjust GAAP taxes to show taxes paid in cash and is inconsistent with question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

The Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will consider such guidance when preparing its second quarter 2016 earnings release to ensure that the presentation of its non-GAAP measures are appropriate.

***

If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,

REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:    Bonnie Baynes, Staff Accountant